CERTIFICATE OF QUALIFIED PERSON David G. Thomas, P. Geo. AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-3030 Fax (604) 664-3057 david.g.thomas@amec.com

I, David G. Thomas, P.Geo., am employed as a Principal Geologist with AMEC Americas Ltd.

This certificate applies to the technical report entitled “Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report” (the “Technical Report”), dated 1 January 2011.

I am a Professional Geologist registered in British Columbia (P.Geo NRL # 149114) and a member of the Australasian Institute of Mining and Metallurgy (MAusIMM # 225250). I graduated in 1993 from Durham University, in the United Kingdom with a Bachelor of Science degree and in 1995 from Imperial College, University of London, in the United Kingdom with a Master of Science degree.

I have practiced my profession for over 15 years. In that time I have been directly involved in review of exploration, geological models, exploration data, sampling, sample preparation, quality assurance-quality control, databases, and mineral resource estimates for a variety of mineral deposits, including volcanic hosted massive sulphide deposits.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Bisha Polymetallic Operation (the “Project”) from 7 to 9 May, 2009.

I am responsible for Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 17.1, 17.3, 19, 20, 21, 22, and 23 of the Technical Report.

I am independent of Nevsun Resources Limited as independence is described by Section 1.4 of NI 43–101.

I have been involved with the Project since 2009 as part of mineral resource estimation, and for the purposes of preparing this Technical Report.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and sealed” David G. Thomas P.Geo Dated: 28 March 2011

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604)	664-3030
Fax (604)	664-3057	www.amec.com